Acquisition of Putnam VT Technology Fund by Putnam VT Voyager Fund II

On October 14, 2002, Putnam VT Voyager Fund II issued 1,801,381 and 2,599,658 of class IA and class IB shares, respectively, in exchange for 2,506,215 and 3,623,165 class IA and class IB shares of Putnam VT Technology Fund to acquire that funds net assets in a tax-free exchange approved by the shareholders.
The net assets of Putnam VT Voyager Fund II and
Putnam VT Technology Fund on October 11, 2002, valuation date, were $17,548,150 and $14,297,830, respectively.  On October 11, 2002, Putnam VT
Technology Fund had unrealized depreciation of $8,441,910.
The aggregate net assets of Putnam VT Voyager Fund II immediately following the acquisition were $32,345,980.